

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 1 3 2002
WASH. D.C. 165 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For fiscal year ended November 13, 2001

Commission File No. 1-442

BAO RETIREMENT AND SAVINGS PLAN

THE BOEING COMPANY
7755 East Marginal Way South
M/C 11-57
Seattle, Washington 98108

BAO RETIREMENT AND SAVINGS PLAN

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO RETIREMENT AND SAVINGS PLAN

By /s/ Scott M. Buchanan

Scott M. Buchanan
Director, Employee Benefits Operations

Date: MAY 6 2002

BAO RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
PERIOD FROM JANUARY 1, 2001, THROUGH
NOVEMBER 13, 2001, AND THE
YEAR ENDED DECEMBER 31, 2000, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

BAO RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the BAO Retirement and Savings Plan (the Plan) as of November 13, 2001, and December 31, 2000, and the related statements of changes in net assets available for benefits for the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000. These financial statements are the responsibility of the Employee Benefit Plans Committee of The Boeing Company (the Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan present fairly, in all material aspects, the net assets available for benefits as of November 13, 2001, and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective November 13, 2001, the Plan was merged into the BAO Voluntary Savings Plan. The assets and liabilities of the Plan were transferred to The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust.

Deloitte & Touche LLP

April 30, 2002

BAO RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 13, 2001, AND DECEMBER 31, 2000

	2001	2000
ASSETS:		
Investments, at contract value:		
Guaranteed investment contracts	$ –	$ 3,271,027
Investments, at fair value:		
Mutual funds		12,706,346
Boeing common stock		1,232,891
Loans to members		170,399
Total assets		17,380,663
LIABILITIES:		
Administrative expenses payable		5,931
NET ASSETS AVAILABLE FOR BENEFITS	$ –	$ 17,374,732

5

See notes to financial statements.

BAO RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JANUARY 1, 2001, THROUGH NOVEMBER 13, 2001,
AND YEAR ENDED DECEMBER 31, 2000

	2001	2000
ADDITIONS:		
Member contributions	$ 3,893,158	$ 3,708,780
Employer contributions	3,282,639	3,100,909
Investment income	430,254	424,473
Net depreciation in fair value of investments	(2,342,276)	(298,335)
Total additions	5,263,775	6,935,827
DEDUCTIONS:		
Benefits and withdrawals	2,123,195	1,189,436
Administrative expenses	56,053	59,000
Total deductions	2,179,248	1,248,436
NET ADDITIONS	3,084,527	5,687,391
TRANSFER OF MEMBER ACCOUNTS	(20,459,259)	
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of period	17,374,732	11,687,341
End of period	$ –	$ 17,374,732

6

See notes to financial statements.

BAO RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2001, THROUGH NOVEMBER 13, 2001,
AND YEAR ENDED DECEMBER 31, 2000

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the BAO Retirement and Savings Plan (the Plan) provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan was a defined contribution retirement and savings plan that covered substantially all employees of Boeing Aerospace Operations, Inc. (the Company) who were members of the following groups:

- The Boeing Logistics Spares, Inc. (BLSI) Group
- The ATX Group
- The ATM Group
- The CCB + ATE Group

Eligible employees, as defined by the Plan, were able to elect to participate on the first day of the month following their employment commencement date.

Investors Bank & Trust Company served as trustee from April 21, 2000, to May 31, 2001. Sterling Trust Company served as custodian from June 1, 2001, to November 13, 2001.

Effective November 13, 2001, based on the closing market values as of November 9, 2001, the Plan was merged into the BAO Voluntary Savings Plan (BAO VSP), the assets of which were held in The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust (the VIP/FSP Master Trust). Sterling Trust Company was terminated as custodian for the assets of the Plan, and State Street Bank and Trust Company (State Street) was named as the trustee under the VIP/FSP Master Trust. The market value of the assets transferred from Sterling Trust Company to State Street was as follows:

Stable Value Fund (Guaranteed investment contracts) (Fund A)	$ 7,490,244
Independence Balanced Fund (Fund B)	3,122,074
Independence Diversified Core Equity Fund II (Fund C)	7,369,955
Boeing Stock Fund	2,224,767
Loans	252,219
	$ 20,459,259

Each fund's assets were transferred to an investment fund in the VIP/FSP Master Trust. The Stable Value Fund was transferred in-kind to State Street's BAO Stable Value Fund. The Boeing Stock Fund was transferred in-kind. The Independence Balanced Fund and the Independence Diversified Core Equity Fund II were liquidated and the proceeds transferred to State Street's Balanced Index Fund and S&P 500 Index Fund, respectively. The loan assets were transferred to a State Street loan account.

Retirement contributions: The Company contributed monthly to the Plan an amount equal to 3.6% of each member's compensation on behalf of each member of the CCB + ATE Group and the ATM Group. The Company made a similar 3% contribution for eligible members of the ATX Group.

Member contributions: Under the terms of the Plan, members were able to make contributions by electing to defer between 1% and 15% of their base compensation, subject to statutory limitations. Contributions could be made to any of the four investment funds, depending upon the member's investment objectives. Members could change their elective contribution percentages once each month.

Company matching contributions: The Company's matching contribution was equal to 50% of the member's elective contributions up to the percentage of compensation as follows:

- 6% for the CCB + ATE Group
- 8% for the ATM Group
- 8% for the BLSI Group

Effective October 1, 2000, the Company's matching contribution for the BLSI Group was increased to 75% of the member's elective contributions up to 8% of compensation.

Vesting: Members were immediately vested in their elective contributions, Company retirement contributions, and earnings thereon. Vesting in Company matching contributions occurred in increments of 20% for each year of employment, with the employee being 100% vested after the fifth year. Employees could also become 100% vested at age 65.

Loans: Members were permitted to borrow up to 50% of their elective account balance. The Plan required that loans must be at least $1,000 and not exceed $50,000. The interest rate on new loans was set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 6.0% to 9.5% for the period from January 1, 2001, through November 13, 2001. Loan repayments, consisting of principal and interest, were made through regular payroll deductions over a period of up to 60 months for personal loans and over a longer period for loans used to finance the purchase of a principal residence. Interest on loans was credited to the member's account. If a member's employment terminated for any reason and the loan was not repaid in full within 90 days, the remaining unpaid balance was cancelled and became taxable income to the member or, in the case of death, the member's beneficiary.

Benefits: Benefits were payable as a lump sum to members upon termination of services or, in the case of death, to the member's beneficiary. Upon termination members could elect to defer receipt of payment. Members who reached age 65 prior to retirement could have the option of receiving benefits in equal installments over five or 10 years. A member who reached age 70½ and who remained employed on April 1 following the year the member reached age 70½ could elect to receive payment or, if no election was made, payment was deferred until termination of service.

Withdrawals: Member withdrawals from elective contribution accounts were subject to certain hardship rules provided by the Plan. Company contributions could be fully withdrawn upon termination of employment, subject to certain vesting restrictions that limited withdrawal if the employee had less than five years of vesting service.

8

Investments: Upon enrollment in the Plan, members could direct their contributions to the four investment options of the Plan. Funds were valued daily, and members could elect to change their investment allocations on a daily basis. Contributions received, but not yet allocated, and benefit payments awaiting payment were held in the Short Term Investment Fund.

The following investment descriptions were provided by Plan management and have not been subjected to audit procedures:

Guaranteed investment contracts (GICs): Investment contracts with John Hancock Life Insurance Company, Travelers Life and Annuity Insurance Company, New York Life Insurance Company, and Metropolitan Life Insurance Company (collectively, the Insurance Companies).

Independence Balanced Fund: A mutual fund that invests in a balanced portfolio allocated between equity securities and fixed income securities.

Independence Diversified Core Equity Fund II: A mutual fund that invests in equity securities.

Boeing Stock Fund: A fund that invests in common stock of The Boeing Company (Boeing).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments: Investments were valued as follows:

- Guaranteed investment contracts were valued at contract value.
- Shares in mutual funds were valued at quoted market prices, which represented the net asset value as of the last trading day of the year.
- Shares in Boeing stock were valued at quoted market prices, which represented security values as of the last trading day of the year.
- Member loans were valued at cost, which approximated fair value.

Investment income was accrued as earned. Investment transactions were recorded on their trade date. The net appreciation in fair value of investments included both realized and unrealized gains or losses and was calculated as the difference between the fair value of the assets at the beginning of the Plan year or purchase date in the current year and the fair value of the assets at the end of the year or sales date.

Insurance contracts excluded from Plan assets: Upon retirement, members could elect to receive a lump-sum payment or equal installment payments for five or 10 years. When the latter election was made, the Plan purchased an annuity contract from a life insurance company selected by the Employee Benefit Plans Committee of The Boeing Company. These contracts were excluded from Plan assets.

Forfeitures: Upon termination of service, any portion of the balance in a member's Company account that was not vested was forfeited and applied to reduce the amount of Company contributions otherwise payable. The amounts forfeited in 2001 and 2000 were $17,342 and $19,070, respectively.

Benefits and withdrawals: Benefits and withdrawals were recorded when paid.

Expenses: Effective January 1, 2000, the Plan was amended to allow additional expenses considered necessary and proper to be paid by the Plan except for those expenses the Company was required by law or chose to pay.

NOTE 3: GUARANTEED INVESTMENT CONTRACTS

The Plan provided GICs with the Insurance Companies as a participant-directed investment vehicle for members. The contracts were included in the financial statements at contract value (which represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they were fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting rates for the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000, ranged from 5.48% to 7.29% for each period.

NOTE 4: INVESTMENTS

During the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000, net realized and unrealized gain (loss) on investments by type of investment (including investments bought and sold, as well as held during the year) was as follows:

	2001	2000
Mutual funds	$ (1,349,249)	$ (603,687)
Boeing common stock	(993,027)	305,352
Net depreciation in fair value of investments	$ (2,342,276)	$ (298,335)

The following investments represented 5% or more of the Plan's assets available for benefits at November 13, 2001, and December 31, 2000:

		Contract value/ Fair market value	
Issuer	Description	2001	2000
Metropolitan Life Insurance Company	Guaranteed investment contract, 7.29%, due December 31, 2002	$ –	$ 1,421,802
John Hancock Life Insurance Company	Independence Diversified Core Equity Fund II		7,700,614
John Hancock Life Insurance Company	Independence Balanced Fund		2,548,838
John Hancock Life Insurance Company	Short Term Investment Fund		2,456,894
The Boeing Company	Boeing common stock		1,232,891

NOTE 5: TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated May 9, 2000, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended since receiving the determination letter; however, the Plan administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status was not affected and no provision for income taxes was included in the Plan's financial statements.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35324 of The Boeing Company on Form S-8 of our report dated May 3, 2002, appearing in this Annual Report on Form 11-K of the BAO Retirement and Savings Plan for the period from January 1, 2001, through November 13, 2001.



DELOITTE & TOUCHE LLP

Seattle, Washington
May 8, 2002